Exhibit 99.b
CBS Inc.
51 West 52 Street
New York, New York 10019
(212) 975-4321
                                                  July 13, 1994

                     CBS INC. WILL NOT PURSUE QVC INC.

             CBS ANNOUNCES SELF-TENDER FOR 3.5 MILLION SHARES
         AT $325 PER SHARE AND WILL SPLIT ITS COMMON STOCK 5 FOR 1

     CBS Inc. announced today that it will not pursue its acquisition of QVC Inc. in light of the offer for QVC made by Comcast Corporation. CBS announced that it will commence a cash tender offer for up to 3.5 million common shares at a price of $325 per share, or approximately $1.1 billion in the aggregate. CBS expects to commence the Offer by July 25 and to close the Offer on or about August 22.

     CBS also announced that immediately following the Offer it intends to effect a 5 for 1 share split, paying a stock dividend of four new shares on each outstanding common share. The Company also intends to continue its regular cash dividend of $2 per common share annually, or 40 cents per share on the split shares.

     Laurence A. Tisch, Chairman, President and Chief Executive Officer of CBS, commented that, "While we believe the QVC merger represented an opportunity, we have every confidence that CBS will remain aggressive, future-oriented and highly competitive. We have demonstrated our appetite for new directions and will continue to pursue new business opportunities as appropriate."

     Loews Corporation has advised CBS of its intention to tender all the shares of CBS held by it. Loews owns approximately 3 million shares of CBS Common Stock.

     The Offer is not conditioned upon any minimum number of shares being tendered. If more than 3.5 million shares are properly tendered and not withdrawn, shares tendered will be subject to proration. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., EDT, on or about August 22, unless the Offer is extended. The exact expiration date will be announced when the Offer is commenced. Salomon Brothers Inc is acting as financial advisor to the Company in connection with the Offer.

Contact:  Ann Morfogen
          Media Relations
          (212)975-8088

          Keith Fawcett
          Investor Relations
          (212)975-6824